111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com

September 12, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Jeffrey P. Riedler

Re:                             State National Companies, Inc.

Registration Statement on Form S-1

Filed July 15, 2014

File No. 333-197441

Dear Mr. Riedler:

State National Companies, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission Amendment No. 1 to the Registration Statement on Form S-1 initially filed July 15, 2014 (the “Amended Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the Staff’s letter to the Company dated August 11, 2014.  The responses below correspond to the captions and numbers of those comments, which are reproduced below in italics.  For your convenience, copies of the Amended Registration Statement are enclosed and have been marked to show changes from the Company’s Registration Statement on Form S-1, as filed on July 15, 2014.  References to page numbers in the responses are to page numbers of the Amended Registration Statement.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amended Registration Statement.

Atlanta, Austin, Chicago, Dallas, Hong Kong, Houston, London, Los Angeles, New Orleans, New York, Sacramento, San Francisco, Washington DC

General

1.                                      If you will use any additional graphic, visual or photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comments regarding this material.

Response:  Other than the Company’s logo and the charts showing the corporate structure of the Company, the Company does not intend to use any other graphics in the prospectus.

2.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  The Company does not intend to present any written communications to potential investors in reliance on Section 5(d) of the Securities Act, nor is the Company aware of any research reports about it that will be published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is or may be participating in the offering.

3.                                      Please disclose the approximate number of holders of common equity as of the latest practicable date. See Item 201(b) of Regulation S-K.

Response:  Disclosure has been added to the end of the first paragraph under the heading “Description of Capital Stock” on page 122 to disclose the number of holders of record of the Company’s common stock.

Summary, page 1

4.                                      Please define the following terms when they first appear:

•                  “reinsurer;”

•                  “expansive licenses;” and

•                  “net combined ratios”

Response:  In response to this comment, the Amended Registration Statement has been revised as follows:

•                  The term “reinsurer” has been defined on page iii under the heading “Certain Important Information,” and the term has been defined where it first appears in the second paragraph of the “Summary—Overview” section on page 1.

•                  The term “expansive licenses” has been defined on page ii, and the disclosure regarding this term has been added to the first full paragraph on page 2 of the Summary.

•                  The term “net combined ratio” has been defined after its first use at the end of the bullet paragraph entitled “Profitable, Low Risk Business Model” on page 4.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Factors Affecting Our Operating Results, page 42

5.                                      Please file your agreement with Nephila Capital Ltd. as an exhibit to the registration statement. Alternatively, please provide your analysis why this agreement is not material.

Response:  In the ordinary course of its Program Services business, the Company provides issuing carrier capacity to general agents who administer books of insurance business that are supported by third parties that assume reinsurance risk.  The agreement with Nephila Capital Ltd. is an agreement to provide issuing carrier capacity, and as such is within the ordinary course of business of the Company.   The Company is not substantially dependent on the Nephila agreement, particularly in light of the fact that premium production under the agreement does not begin until 2015.  Therefore, the Company believes that the Nephila agreement is not required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Unpaid Losses and Loss Adjustment Expenses, page 46

6.                                      We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why you have adjusted your assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to the comments listed below.

•                  Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:

•                  Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.

•                  Identifies the unique development characteristics of each material short-tail and long-tail line of business.

•                  Describes the method you use to calculate the IBNR reserve for each material line of business.

•                  Describe your policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by your actuaries.

•                  If such a policy exists, describe the method you used to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

•                  When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method you used to determine it, and the specific underlying reasons that explain why you believe the adjustment or reversal is necessary.

•                  It appears that you have significantly revised your provision for losses of insured events of prior years in certain periods. Please disclose the following to explain the reasons for your change in estimate:

•                  Quantify the amount related to each line of business that you discuss on page F-30 as well as the years the development relates to.

•                  Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

•                  Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

•                  Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

•                  For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

•                  Explicitly identify and discuss key assumptions that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

•                  In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are reasonably likely.

Response:  In response to this comment, the Company has expanded the disclosure regarding the estimation of the reserve for loss and loss adjustment expenses under the heading “Unpaid Losses and Loss Adjustment Expenses” in the MD&A—Critical Accounting Estimates discussion on page 46 and under the heading “Loss Reserves” in the “Business” section beginning on page 87 to further explain the judgments and uncertainties surrounding this estimation and the potential impact on the Company’s financial statements. A cross reference to this enhanced disclosure has been included in the MD&A—Critical Accounting Estimates discussion of unpaid losses and loss adjustment expenses on page 46.

Allowance for Policy Cancellations, page 46

7.                                      Please disclose any material changes in estimates that relate to the prior year for each period presented.

Response:  The disclosure beginning on the bottom of  page 46 under the heading “Allowance for Policy Cancellations” has been revised to describe changes in estimates that relate to the prior year for each period presented.

Business, page 71
Program Services Segment
Relationships with Capacity Providers and Producers, page 77

8.                                      Please expand your discussion here to explain the categorization of a “NAIC Securities Valuation Office rating of one.”

Response:  In response to this comment, the disclosure in the first paragraph on page 79 has been revised to describe the NAIC SVO rating categories.

Competition, page 78

9.                                      Please provide the names of the companies that you consider to be your greatest competitors in the Product Services segment.

Response:  The disclosure on page 80 under the heading “Competition” has been revised to include the names of companies that the company considers to be the most significant competitors in the Program Services segment.

Lender Services Segment
Business Overview, page 79

10.                               Please file the CUNA Mutual alliance agreement and any amendments as exhibits to the registration statement.

Response:  The CUNA Mutual alliance agreement and amendments have been filed as Exhibit 10.1 to the Amended Registration Statement.  The disclosure on page 7 in the second paragraph under the heading “Private Placement”, and on page 80 under the heading “Business Overview—Relationship With CUNA Mutual”, has been revised to identify the alliance agreement as the Collateral Protection Alliance Agreement that is filed as Exhibit 10.1.

11.                               Please expand your disclosure for the reinsurance contract you entered into with CUNA Mutual in the following ways:

•                  describe the underlying primary insurance policies that were issued by you and that are ultimately being reinsured by CUNA Mutual;

•                  disclose the location and nature of the insured property and the type of coverage under these policies; and

•                  discuss the nature and amount of collateral in trust under the contract.

Response:  The disclosure in the first full paragraph on page 81 under the heading “Business Overview—Relationship With CUNA Mutual” has been revised to discuss the reinsurance agreement in a separate paragraph and to expand the disclosure to include a description of the insurance policies that are covered by the reinsurance agreement and the location and nature of the insured property and, through the addition of a cross-reference, the type of coverage under these policies.

Sales and Marketing, page 81

12.                               Please expand your discussion here to explain how your alliance with CUNA Mutual provides you with access to their sales force. Does their sales force sell policies on your behalf and, if so, the nature of the policies? Do you have any control over the employees of CUNA Mutual?

Response:  The disclosure in the first paragraph on page 83 under the heading “Sales and Marketing” has been revised to provide more detail regarding the Company’s access to the CUNA Mutual sales force.

Competition, page 83

13.                               We note your statement that together with Allied and SWBC, you “served approximately 70% of the total credit union CPI market in 2013.” Please disclose your individual market share of that percentage.

Response:  The disclosure at the end of the first paragraph under the heading “Competition” on page 85 has been revised to disclose the Company’s individual market share of the total credit union CPI market.

Ratings, page 86

14.                               Please expand this discussion to disclose what the ratings measure and the rater’s rating structure, e.g. the fifth highest of twelve ratings. Please make similar revisions to your Summary section at your first reference to ratings.

Response:  The disclosure on page 87 under the heading “Ratings” has been expanded to include a discussion of what the A.M. Best ratings measure and the ratings’ structure.  Similar revisions have been made in the second paragraph on page 1 of the Summary section and on page 72 of the Business section.

Loss Reserves, page 86

15.                               Please define the term “short-tailed.”

Response:  The second sentence of the last full paragraph on page 88 has been revised to include a definition for the term “short-tailed.”

Loss Development, page 88

16.                               Your loss development table is presented net of reinsurance. Please revise your loss development table to present the information required by Industry Guide 6 on a gross basis for all fiscal years.

Response:  The loss development table on page 92 has been revised to include a presentation of the loss development information on a gross basis.

Certain Relationships and Related Transactions, page 114

17.                               Please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Please also identify any transaction required to be reported under Item 404(a) of Regulation S-K since the beginning of your last fiscal year where such policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed.

Response:  Disclosure has been added on page 120 under the heading “Certain Relationships and Related Transactions” to describe the policies and procedures for approval of related party transactions.

Condensed Consolidated Balance Sheets, page F-48

18.                               Please tell us why the Pro Forma March 31, 2014 Condensed Consolidated Balance Sheet does not match the Pro Forma March 31, 2014 Capitalization. Please reference for us the authoritative literature you rely upon to support your disclosure.

Response:  The Pro Forma March 31, 2014 Condensed Consolidated Balance Sheet did not match the Pro Forma March 31, 2014 Capitalization due to various adjustments applied to the Capitalization table that related to the private placement.  For the period ended June 30, 2014, the June 30 Condensed Consolidated Balance Sheet matches the June 30, 2014 Capitalization table.

Condensed Consolidated Statements of Income, page F-49

19.                               You appear to be recording the entire amount for special founders compensation in March 31 period end. Please tell us what consideration was given to ASC 270-10-45-8 and 9 in your recording of this expense.

Response: Special founders compensation recorded in the three months ending March 31 is a discretionary cash payment made to the company founders based on the Company’s evaluation of its equity position, leverage and liquidity ratios.  A discretionary amount is determined once the year-end financial results are available and is generally paid from excess funds in the first quarter of the year.  The founders, in their roles as company executives, are paid an annual compensation which represents the compensation for their role in the management of the company which is incurred rateably over the year/quarters as incurred.  This additional payment is not paid pursuant to any pre-existing agreements with the founders, there are no assurances for any amounts that could be paid and there is no enforceable obligation to make any such payment of compensation to the founders.  The Company considered the applicable guidance in paragraph ASC 270-10-45-8 part a) which prescribes that costs and expenses other than product costs should be charged to income in interim periods as incurred, or be allocated among interim periods based on an estimate of time expired, benefit received or activity associated with the periods.  The Company determined that the special founders compensation should be recorded as incurred because in addition to the fact that the amounts paid to the founders are not contractually guaranteed as noted above, such amounts paid are not earned rateably over a period of time and are not subject to performance measure milestones where management could allocate the amount to interim periods based on the expiration of time or benefit received.

In addition, paragraph ASC 270-10-48-8 part b) prescribes that disclosure of the nature and amount of such costs is only required if items of comparable nature are not included in both the current interim and corresponding interim period of the preceding year.  Therefore, no additional disclosure of the nature and amounts of the costs was included in the notes to the financial statements.

Item 16. Exhibits and Financial Statement Schedules, page II-2

20.                               Please revise your filing to include the information required by Schedules IV and V pursuant to Rule 7-05(c) of Regulation S-X.

Response:  The information required by Schedule IV is included on page F-29 and the information required by Schedule V is not included because it is immaterial to the Company.  The Company actively manages its receivable balances and has historically experienced minimal bad debt expense associated with its receivables.  The Company establishes an Allowance for accounts receivable from agents when it becomes aware of circumstances that may prevent collection of specific receivable balances. The Company’s allowance for accounts receivable has ranged from $0 to approximately $125,000 for the years ended December 31, 2011 — 2013.  The Company considers these balances immaterial.

*  *  *  *  *

Should you have any questions pertaining to this filing, please call the undersigned at (312) 443-1773.

Sincerely,

LOCKE LORD LLP

/s/ J. Brett Pritchard

J. Brett Pritchard

cc: David M. Cleff